4-29-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-6 OF THE SECURITIES EXCHANGE ACT OF 1934

TRANZ RAIL HOLDINGS LIMITED
(REGISTRANT'S NAME AS SPECIFIED IN ITS CHARTER)

**LEVEL 1, CLEAR CENTRE,
CNR NORTHCOTE & TAHAROTO ROAD,
TAKAPUNA, AUCKLAND, NEW ZEALAND**
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____ No ✓

	Page
Media Release dated 26 April, 2002, *Tranz Rail Appoints New CFO*	2

TRANZ RAIL

For Immediate Release
26 April, 2002

TRANZ RAIL APPOINTS NEW CFO

Tranz Rail today announced the resignation of Chief Financial Officer Mark Bloomer and the appointment of former investment banker Wayne Collins as his replacement.

Tranz Rail Managing Director Michael Beard said Mr Bloomer's decision to leave the company after more than three years in the leading financial role was due largely to a desire to return his family to Australia.

"Mark also indicated that following the change in our company structure from a centrally run single entity into three separate units, and the near completion of much of the major re-engineering of the business, he would like to look for new challenges," said Mr Beard.

"Since joining the company in February 1999, Mark has played a key role in changes at Tranz Rail," said Mr Beard. "He took a leading role in the sale of the Tranz Scenic passenger network and was also part of the team that negotiated the sale of the Auckland Rail Corridor to the Crown.

"He also been heavily involved in our current strategic plan that created three stand alone business units - Rail Services Group, Distribution Services Group and the Interisland Line – within Tranz Rail and led to the outsourcing of functions such as locomotive and wagon maintenance, infrastructure maintenance, forklift operations and telecommunications.

"We are very grateful for the quality of work he has contributed to this process."

Mr Beard said he was looking forward to working with Mr Collins who is well-known in the New Zealand investment community after nearly 20 years experience in New Zealand capital markets, raising equity and debt and performing advisory roles.

"Wayne also has background in a CFO role.

"Following the recent change in our ownership structure and our wish to add more New Zealanders to our Board, it's also good to be able to add a face familiar to New Zealand's financial community to our management team."

Mr Beard said it was fortunate a candidate with Mr Collins' knowledge of Tranz Rail's business and strong links in the New Zealand financial community, had been available to replace Mr Bloomer.

Mr Beard said Mr Collins would formally take up his position on April 29 with Mr Bloomer staying on to provide a seamless transition.

"We are also fortunate that Mark will continue to be available to work with us through any issues that may arise."

Media Inquiries to:

Jeff Heisler
Group General Manager
Change and Human Resources
021 990 019

Alan McDonald
Media Spokesman

0274 313 920

Tranz Rail

Tranz Rail Holdings Limited
Tranz Rail Limited
Tranz Rail Finance Limited
Smales Farm
Cnr Taharoto & Northcote Roads
Takapuna
New Zealand
Direct Telephone: (+64-9) 270 5046
Confidential Fax: (+64-9) 270 5039
E-mail: mbloomer@tranzrail.co.nz

Mailing Address:
Private Bag 92138
Auckland Mail Centre
New Zealand

Mark A L Bloomer
Executive Manager and
Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

TRANZ RAIL HOLDINGS LIMITED
(Registrant)

By: ______________________
MARK A.L. BLOOMER,
Executive Manager and Chief
Financial Officer

Date: 26 April 2002